Exhibit 99.8

Red White & Bloom Brands Announces High Times® Branded Vapes Available Throughout Michigan

-Availability of Vapes adds to the successful High Times product line breadth in Michigan

-The 20+ High Times SKU’s now available, coupled with RWB’s Platinum Vape branded SKUs, positions RWB to lead the state in branded product sales

TORONTO, June 29, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, is pleased to announce the successful launch of High Times branded vapes into the Michigan market.

Image 1: High Times Red Label and Black Label vapes cartridges.

Building on RWB’s partnerships that have successfully launched High Times branded packaged flower and pre-rolls earlier in the year, the Company is happy to see the introduction of 1-gram, High Times branded vape cartridges, which are offered in two series:

Black Label: Premium live resin vape cartridge

-A connoisseur-level product made using fresh cannabis flower (as opposed to processed flower) which maintains the naturally fragrant terpene profile ensuring a top-shelf smoking experience.

-Available strains: super lemon haze, LA kush cake and animal mints.

Red Label: distillate vape cartridge

-Provides high potency concentrate for the price-conscious cannabis consumer.

-Featuring the following strains:

▪Sativa: morning mimosa & sour strawberry mist;

▪Indica: fire chem; and

▪Hybrid: sour chem.

The High Times branded vapes, along with the previously launched flower and pre-rolls, are available at 22 of the State’s finest dispensaries which can be located with the following tool: click here 1 and enter “Michigan” in the search field. In the second half of 2021, the High Times branded product portfolio will be made available to a significant number of the 250+ dispensaries in the State.

Brad Rogers, Chairman & CEO commented, “As I’ve stated before, we look forward to bringing exceptional quality, price and experience through our house of brands and product lines to loyal consumers in Michigan. We have been able to utilize partnerships in Michigan to establish branded product sales and are currently in the final steps of establishing our own operations in Michigan to allow us to utilize all that we have learned and leverage the investments we have made to accelerate that growth.”

 About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Florida, California, Oklahoma, Arizona and Massachusetts, with respect to cannabis, and the US and internationally for hemp-based CBD products.

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1  https://hightimes.com/michigan-locations/

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”,

“predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.